March 16, 2026

Seto Wai Yue
Chief Executive Officer
Dreamland Ltd
c/o No. 5, 17th Floor, PeakCastle, No. 476 Castle Peak Road
Cheung Sha Wan, Kowloon
Hong Kong

       Re: Dreamland Ltd
           Registration Statement on Form F-1
           Filed March 6, 2026
           File No. 333-294098
Dear Seto Wai Yue:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Anderegg at 202-551-3342 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services